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EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Corporation (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 9, 2012 for the year ended December 31, 2011, which document makes reference to our firm and our report dated January 17, 2012 evaluating the Registrant's oil, natural gas, natural gas liquids and shale gas interests effective December 31, 2011.

Dallas, Texas, U.S.A.	HAAS PETROLEUM ENGINEERING SERVICES, INC.
March 9, 2012	F-002950
/s/ ROBERT W. HAAS Robert W. Haas, P.E. President

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  EXHIBIT 99.6
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS